SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: **001-31565**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

Item 1-3. The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

Exhibits:

Exhibit 23 Consent of KPMG LLP

FINANCIAL STATEMENTS

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by From 5500, which are not applicable, have not been included.

KPMG

757 Third Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Pension Committee
New York Community Bank:

We have audited the accompanying statements of net assets available for plan benefits of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 1 to the accompanying financial statements, the Board of Directors of New York Community Bancorp, Inc. decided to freeze the Plan effective December 31, 2003. On March 25, 2004, the Plan transferred its net assets to and merged into the New York Community Bank Employee Savings Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years then ended, in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments at fair value (note 3):			
Common stock fund of employers	$	33,708,495	20,709,997
Pooled investment funds		9,403,217	8,025,289
Money market fund		43,542	429,013
Cash and cash equivalents		6,623	18,441
Participant loans		823,279	985,235
Total investments		43,985,156	30,167,975
Net assets available for plan benefits	$	43,985,156	30,167,975

See accompanying notes to financial statements.

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

		2003	2002
Additions to (deduction from) net assets attributed to:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$	13,874,711	(1,472,915)
Interest		35,909	47,010
Dividends		769,251	692,479
Net investment income (loss)		14,679,871	(733,426)
Contributions:			
Participants		2,310,819	2,088,756
Employer		—	877
Total contributions		2,310,819	2,089,633
Distributions to participants and beneficiaries		(3,173,509)	(5,533,997)
Net increase (decrease)		13,817,181	(4,177,790)
Net assets available for plan benefits at:			
Beginning of year		30,167,975	34,345,765
End of year	$	43,985,156	30,167,975

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description.

(a) General

The Plan was effectuated by the adoption of the RSI Retirement Trust Agreement and Declaration of Trust between The Roslyn Savings Bank (the Bank and Plan Administrator) and the RSI Retirement Trust, a multiple employer trust created in 1941 for the purpose of providing retirement benefits to savings banks' personnel. Effective August 1, 1990, RSI Retirement Trust was reorganized by a transfer of certain assets to a newly organized corporation, Retirement System Group Inc. (RSI). The Plan is a defined contribution and thrift savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On October 31, 2003, Roslyn Bancorp, Inc. (the Company) merged with and into New York Community Bancorp, Inc. Effective December 31, 2003, as a result of the merger, the Plan became frozen with no additional employer or participant contributions made on or after January 1, 2004. On March 25, 2004, the Plan transferred its net assets to and merged into the New York Community Bank Employee Savings Plan.

(b) Eligibility

Prior to December 31, 2003, all regular, full-time employees of the Bank were eligible for voluntary participation after one or more years of continuous service, as defined. Employees of the Company and Roslyn Savings Foundation (RSF), as affiliated employers, were also eligible to participate in the Plan.

(c) Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 20% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. The Bank may make contributions to match 100% of participant contributions, up to 6% of the participant's pre-tax compensation.

Matching contributions made to the Plan on behalf of the participants are made in accordance with the formula referred to in the preceding paragraph, in the form of the Company's common stock allocated under the Bank's Employee Stock Ownership Plan (ESOP); such shares remain in the ESOP. Matching contributions made to the Plan on behalf of the RSF participants are made in cash.

(d) Investments Options

The Plan assets are held in a RSI trust established under the Plan. Participants must direct the manner in which all contributions made on their behalf are invested in the Plan investment account. Thus, they may direct the investment of proportionate parts of those contributions in any of the accounts described below in multiples of 5%. The RSI trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings,

(Continued)

and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2003, the Plan's investments consisted of six investment funds, one money market fund, and one employer Common Stock Fund. The six investment funds consist of (i) three fixed-income funds: (a) Short-Term Investment Fund, (b) Intermediate-Term Bond Fund, and (c) Actively Managed Bond Fund; and (ii) three equity funds: (a) Core Equity Fund, (b) Value Equity Fund, and (c) Emerging Growth Equity Fund. The Plan has elected to permit investments in certain of the fixed-income funds and the equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

(e) Participant Account

Separate accounts are maintained for each participant to accumulate values resulting from the Bank, participant, and rollover contributions. Participant's accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, Employer matching contributions, and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses.

(f) Vesting

Each participant shall be fully vested at all times in his or her participant contributions and earnings thereon. Each participant's vested interest in the Bank's matching contribution, if any, shall be determined as follows:

Years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years and thereafter	100%

Any amounts forfeited by reason of failure to vest, shall be used by the Bank to offset future employer contributions. Included in the net assets available for plan benefits as of December 31, 2003 and 2002 are forfeitures of $6,536 and $11,267, respectively.

(g) Participant Loans

Participants may borrow from their account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding fifteen years. The loans are secured by the balance in the participant's account and bear interest at the three-year treasury rate in effect at the time the loans are entered into, adjusted to the nearest quarter of 1%. Repayment of loans plus interest is credited to the participant's account.

(Continued)

At December 31, 2003 and 2002, participant loans outstanding were $823,279 and $985,235, respectively, with interest rates ranging from 1.5% to 8.5% and terms of maturity ranging from 1 to 15 years at both year-ends.

(h) Payments of Benefit

Under the provisions of the Plan, withdrawals of funds other than at retirement, death, disability, or other termination will be permitted subject to certain limitations.

The Plan provides that withdrawals may be made four times during any plan year and that such payments do not result in suspension of contributions to the Plan. Participants may withdraw their own contributions made prior to April 1, 1985. Participant contributions made after April 1, 1985 may be withdrawn under the nonhardship withdrawal provisions provided the individual is 59-½. If the individual is under 59-½, withdrawals may be made under the hardship provisions.

Participants under age 59-½ may only withdraw their own contributions made after April 1, 1985 provided they have withdrawn the maximum amount available under the nonhardship provision and meet the hardship withdrawal requirements. The reasons for determining financial hardship must be described on a written notice to the Roslyn Savings Bank Personnel Committee (the Committee), which must be submitted 15 days prior to the date the payment is to be made. The Committee must approve the request and amount of payment. Hardship shall include, without limitations: serious illness of a member of a participant's immediate family; or educational needs or the needs of the participants' spouse and/or children; or the purchase or construction of a principal residence; or to prevent the eviction of the participant from their principal residence or foreclosure of the participant's mortgage on their principal residence; or any similar circumstances, in the discretion of the Committee. Participants may not apply for a hardship withdrawal more often than four times during any plan year.

Matching contributions may only be withdrawn provided the participant is 100% vested in such contributions.

Upon a participant's death, the value of his/her account(s) will be distributed to the surviving beneficiary, or, if there is none, then to the executor or administrator of his/her estate, or, if no such executor or administrator is appointed and qualifies within a time which the Committee shall, in their sole, and absolute discretion, deem to be reasonable, then to such one or more of the spouse, descendants, and blood relatives of the deceased participant as the Committee, in their sole and absolute discretion, may select.

Under the provisions of the Plan, distributions of less than $5,000 payable upon termination of employment will be made in a lump sum. Distributions of $5,000 or more due to termination of employment will be paid at the time the former participant would have qualified for normal retirement. A former participant may elect a lump sum payment within 13 months after termination of employment.

(Continued)

(2) Summary of Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) Investments Valuation and Income Recognition

The Plan's investments in the RSI funds and the employer Common Stock Fund (prior to December 15, 2003) consist of units of beneficial interest in the funds in which the Plan participates (pooled investments). All pooled investments in the RSI funds and the employer Common Stock Fund are reported at fair value, as determined by the unit value reported by the trustees, which is based on the value of the underlying investments at the balance sheet date. Fair value is measured by the market price, if there is an active market for the underlying investment, or at an estimated fair value if a price is not available.

Effective December 15, 2003, the employer Common Stock Fund changed from unit accounting to share accounting. Accordingly, the employer Common Stock Fund is valued at the last reported sale price on *The New York Stock Exchange* for the last business day of the year.

The RSGroup Trust Company Fed Prime Obligation Fund (cash and cash equivalents within the employer Common Stock Fund) is stated at cost, which approximates fair value due to the short-term nature of these investments.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual method and dividend income is recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e) Administrative Expenses

The administrative expenses are paid by the Bank.

(f) Reclassification

Certain reclassifications were made to prior year amounts to conform to current year presentation.

(Continued)

(3) Investments

Investments in the Plan as of December 31, 2003 and 2002 are as follows:

	December 31			
	2003		2002	
Common Stock Fund of Employers				
New York Community Bancorp, Inc.	$ 33,708,495	*	—	
Roslyn Bancorp, Inc.	—		20,709,997	*
	33,708,495		20,709,997	
Pooled Investment Funds				
RSI Retirement Trust Short-Term Investment Fund	1,508,759		1,509,055	*
RSI Retirement Trust Intermediate-Term Bond Fund	549,719		466,973	
RSI Retirement Trust Actively Managed Bond Fund	1,484,887		1,598,437	*
RSI Retirement Trust Core Equity Fund	3,080,458	*	2,374,918	*
RSI Retirement Trust Emerging Growth Equity Fund	1,177,639		769,439	
RSI Retirement Trust Value Equity Fund	1,601,755		1,306,467	
	9,403,217		8,025,289	
Money Market Fund				
RSGroup Trust Company Fed Prime Obligation Fund	43,542		429,013	
Cash and Cash Equivalents				
RSGroup Trust Company	6,623		18,441	
Participant Loans	823,279		985,235	
Total Investments	$ 43,985,156		30,167,975	

* Represent 5% or more of the fair value of total assets at December 31, 2003 and 2002.

During 2003 and 2002, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Pooled investment funds	$ 1,280,225	(1,713,706)
Common stock fund of employers	12,594,486	240,791
Total	$ 13,874,711	(1,472,915)

The net appreciation (depreciation) in fair value of investments also includes the interest and dividends earned on the investments managed by RSI. The amount of such interest and dividends is not readily available.

(Continued)

(4) Risk and Uncertainties

The Plan offers a number of investment options including New York Community Bancorp, Inc. common stock and a variety of investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Common Stock Fund of the Employers, which invests in a single security, the common stock of New York Community Bancorp, Inc.

(5) Related Party Transactions (Parties-in-Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. (RSI). RSI is the custodian and recordkeeper as defined by the Plan and accordingly, these transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Taxes Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

	Identity of issue	Description of investment	Number of Shares/Units	Current Value
	Common Stock Fund of Employer			
*	New York Community Bancorp, Inc.	Common Stock Fund	885,900	$ 33,708,495
	Pooled Investment Funds			
*	RSI Retirement Trust	Short-Term Investment Fund	56,784	1,508,759
*	RSI Retirement Trust	Intermediate-Term Bond Fund	12,826	549,719
*	RSI Retirement Trust	Actively Managed Bond Fund	29,346	1,484,887
*	RSI Retirement Trust	Core Equity Fund	39,825	3,080,458
*	RSI Retirement Trust	Emerging Growth Equity Fund	16,540	1,177,639
*	RSI Retirement Trust	Value Equity Fund	18,884	1,601,755
				9,403,217
	Money Market Fund			
*	RSGroup Trust Company	Fed Prime Obligation Fund	43,542	43,542
	Cash and Cash Equivalent			
*	RSGroup Trust Company	Cash equivalents	6,623	6,623
*	**Participant Loans**	102 loans to participants with interest rates of 1.50 % to 8.50 % with maturities up to 15 years		823,279
				$ 43,985,156

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2004

The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator

00239583.DOC

Exhibit 23

Consent of KPMG LLP

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee
New York Community Bancorp. Inc.:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-41365) of New York Community Bancorp, Inc. of our report dated June 25, 2004 with respect to the financial statements of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust as of and for the years ended December 31, 2003 and 2002, and the related supplemental schedule, which appear in the December 31, 2003 annual report on Form 11-K of New York Community Bancorp, Inc.

KPMG LLP

New York, New York
June 25, 2004